UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

IZEA, INC.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

46603N202
(CUSIP Number)

Privet Fund LP
Attn: Ryan Levenson
79 West Paces Ferry Road, Suite 200B
Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 May 26, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*            The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46603N202	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 187,953
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 187,953
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON PN

SCHEDULE 13D

CUSIP No. 46603N202	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 187,953
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 187,953
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON OO

SCHEDULE 13D

CUSIP No. 46603N202	Page 4 of 7 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 187,953
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 187,953
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 187,953
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%
14	TYPE OF REPORTING PERSON IN

SCHEDULE 13D

CUSIP No. 46603N202	Page 5 of 7 Pages

Reference is hereby made to the statement on Schedule 13D filed with the Securities and Exchange Commission on August 24, 2015 (the "Schedule 13D"), with respect to the common stock, $0.0001 par value (the "Common Stock"), of IZEA, Inc., a Nevada corporation (the "Corporation" or "Issuer").  Capitalized terms not otherwise defined herein are used as defined in the Schedule 13D. The Reporting Persons hereby amend and supplement the Schedule 13D as follows:

Item 4.	Purpose of Transaction

The Reporting Persons reduced their percentage ownership in the Issuer below 5%.

Item 5.                           Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated in its entirety to read as follows:
(a) As of the date of this filing, the Reporting Persons beneficially own 187,953 shares of Common Stock, or approximately 3.5% of the outstanding Common Stock (calculated based on information included in the Form 10-Q filed by the Corporation for the calendar quarter ended March 31, 2016, which reported that 5,342,153 shares of Common Stock were outstanding as of May 4, 2016).

SCHEDULE 13D

CUSIP No. 46603N202	Page 6 of 7 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 10, 2016
PRIVET FUND LP

By: Privet Fund Management LLC,
Its Managing Partner

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

PRIVET FUND MANAGEMENT LLC

By: /s/ Ryan Levenson
Name: Ryan Levenson
Its: Sole Manager

/s/ Ryan Levenson
Ryan Levenson

SCHEDULE 13D

CUSIP No. 46603N202	Page 7 of 7 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

1.	Privet Fund LP(1)
Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share (2)
11/13/2015	Purchase	1,750	$8.1720
11/16/2015	Purchase	500	$8.4000
11/17/2015	Purchase	565	$8.4420
11/18/2015	Purchase	300	$8.3240
11/19/2015	Purchase	50	$8.0000
11/20/2015	Purchase	685	$7.7700
11/23/2015	Purchase	250	$7.9200
11/24/2015	Purchase	250	$8.0000
11/25/2015	Purchase	275	$7.8540
11/30/2015	Purchase	375	$8.2340
12/21/2015	Purchase	7,500	$7.2000
12/21/2015	Purchase	50	$7.7980
12/31/2015	Purchase	200	$8.0600
2/16/2016	Sale	-500	$7.0000
2/17/2016	Sale	-4,445	$6.5000
2/22/2016	Sale	-3,000	$6.5000
2/23/2016	Sale	-7,904	$6.4478
2/25/2016	Sale	-6,100	$6.9500
2/26/2016	Sale	-220	$7.5000
3/1/2016	Sale	-38	$7.9000
3/7/2016	Sale	-200	$7.9900
3/11/2016	Sale	-70	$7.7000
3/15/2016	Sale	-112	$7.7000
3/23/2016	Sale	-10,000	$7.8651
4/4/2016	Sale	-2,048	$6.7420
4/5/2016	Sale	-2,757	$6.7000
4/11/2016	Sale	-3,765	$6.6111
4/22/2016	Sale	-25,000	$7.0000
5/26/2016	Sale	-20,586	$6.5004
6/1/2016	Sale	-10,100	$6.5000

(1) Unless otherwise noted, all amounts shown reflect the Issuer's reverse stock split, which became effective on January 11, 2016.
(2) Not including any brokerage fees.